-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2010
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financials for the quarter ended March 31, 2010.

2	Management's Discussion and Analysis for the quarter ended March 31, 2010.

3	Canadian Form 52-109F1- Certification for the period ended March 31, 2010 by the Chief Executive Officer.

4	Canadian Form 52-109F1- Certification for the period ended March 31, 2010 by the Chief Financial Officer.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Crystallex International Corporation

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(UNAUDITED)

Crystallex International Corporation

Crystallex International Corporation
Consolidated Balance Sheets - Unaudited
(US$ thousands)
	March 31	December 31
	2010	2009

Assets
Current
Cash	$4,263	$6,897
Restricted cash (Note 6)	-	4,688
Accounts receivable	75	780
Prepaid expenses, deposits and other assets	534	515
Equipment held for sale (Note 6)	3,180	3,180
Discontinued operations (Note 4)	924	1,129

	8,976	17,189

Property, plant and equipment (Note 5)	39,203	39,203
Value-added taxes recoverable	1,598	1,736

	$49,777	$58,128

Liabilities
Current
Accounts payable and accrued liabilities	$5,440	$8,043
Promissory note (Note 6)	894	894
Convertible loan (Note 7)	2,386	-
Discontinued operations (Note 4)	1,003	1,043

	9,273	9,980

Discontinued operations (Note 4)	2,217	2,217
Notes payable (Note 8)	91,704	90,639

	103,644	102,836

Shareholders’ Deficit
Share capital (Note 9)	561,751	561,751
Contributed surplus	35,604	35,366
Accumulated other comprehensive income	11,959	11,959
Deficit	(663,181)	(653,784)

	(53,867)	(44,708)

	$49,777	$58,128

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 12)

(See accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors

/s/ Robert Fung, Director	/s/ Johan van’t Hof, Director

1

Crystallex International Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit - Unaudited
(US$ thousands, except for share and per share amounts)
	Three months ended March 31
	2010	2009

(Expenses) income
General and administrative	$(2,172)	$(2,255)
Litigation	(143)	(1,224)
Interest on notes payable	(3,410)	(3,288)
Interest on promissory note and convertible loan	(112)	-
Foreign currency exchange (loss) gain	(22)	1,929
Write down of property, plant and equipment (Note 5)	(3,610)	-
Interest and other income	9	4

Loss from continuing operations before income tax	(9,460)	(4,834)

Future income tax recovery	(486)	-

Loss from continuing operations	(8,974)	(4,834)

Loss from discontinued operations, net of tax (Note 4)	(423)	(374)

Net loss and comprehensive loss for the period	(9,397)	(5,208)

Deficit, beginning of period	(653,784)	(339,885)

Deficit, end of period	$(663,181)	$(345,093)

Loss per share from continuing operations – basic and diluted	$(0.03)	$(0.02)

Loss per share from discontinued operations – basic and diluted	(0.00)	(0.00)

Loss per share – basic and diluted	$(0.03)	$(0.02)

Weighted average number of shares outstanding	294,817,719	294,817,719

(See accompanying notes to the consolidated financial statements)

2

Crystallex International Corporation
Consolidated Statements of Shareholders’ Deficit - Unaudited
(US$ thousands, except as noted)

	Number of		Number of		Accumulated other
	common shares		warrants	Contributed	comprehensive
	(thousands)	Amount	(thousands)	surplus	income	Deficit		Total

Balance at December 31, 2008	294,818	$561,751	28,695	$33,971	$11,959	$(339,885)		$267,796
Stock-based compensation	-	-	-	1,150	-	-		1,150
Warrants for advisory services	-	-	3,000	245	-	-		245
Loss for the year	-	-	-	-	-	(313,899)		(313,899)

Balance at December 31, 2009	294,818	561,751	31,695	35,366	11,959	(653,784)		(44,708)
Equity component of convertible loan	-	-	-	200	-	-		200
Stock-based compensation	-	-	-	38	-	-		38
Loss for the period	-	-	-	-	-	(9,397)		(9,397)

Balance as at March 31, 2010	294,818	$561,751	31,695	$35,604	$11,959	$(663,181	) (a)	$(53,867)

a) Includes total comprehensive deficit as at March 31, 2010 of $(651,222) (2009 - $(333,134))

(See accompanying notes to the consolidated financial statements)

3

Crystallex International Corporation
Consolidated Statements of Cash Flows - Unaudited
(US$ thousands)
	Three Months ended March 31
	2010	2009

Cash flows used in operating activities
Loss from continuing operations for the period	$(8,974)	$(4,834)
Items not affecting cash:
Write down of property, plant and equipment	3,610	-
Future income tax recovery	(486)	-
Interest accretion on notes payable	1,065	944
Interest accretion on convertible loan	86	-
Stock-based compensation	38	105
Unrealized gain on translation of future income taxes	(40)	(2,209)
Unrealized foreign currency exchange loss (gain)	214	(134)
Net change in non-cash working capital:
Decrease (increase) in accounts receivable	643	(47)
Decrease in prepaid expenses, deposits and other assets	(19)	(1,115)
Decrease in accounts payable and accrued liabilities	(2,452)	(1,722)

	(6,315)	(9,012)

Cash flows used in investing activities

Investment in property, plant and equipment	(3,247)	(3,798)

Cash flows from financing activities
Decrease in restricted cash	4,688	-
Proceeds from convertible loan	2,500	-

	7,188	-

Decrease in cash from continuing operations	(2,374)	(12,810)

Decrease in cash from discontinued operations	(259)	(186)

Effects of exchange rate fluctuations on cash	(1)	54

Cash beginning of period	6,897	34,520

Cash end of period	$4,263	$21,578

Supplemental disclosures with respect to cash flows (Note 10)

(See accompanying notes to the consolidated financial statements)

4

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

1.	Nature of operations and going concern

Crystallex International Corporation (“Crystallex” or the “Company”) is a Canadian-based company which has been granted the Mine Operating Contract (the “Mine Operating Contract”) to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Venezuela.

a) Background

On September 17, 2002, the Company entered into a non-assignable Mine Operating Contract (with the Corporación Venezolana de Guayana (the “CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela, pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties, including the processing of gold for its subsequent commercialization and sale.

The Company is currently awaiting the decision of the Venezuelan Ministry of the Environment and Natural Resources (“MinAmb”) in respect of the issuance of the Authorization to Affect Natural Resources (the “Permit”) to commence construction at Las Cristinas.

The construction and ultimate commencement of commercial production at Las Cristinas are dependent on the receipt of the Permit, which will allow management to proceed to put in place financing to fund construction.  In addition, the Las Cristinas Project is subject to sovereign risk, including political and economic instability, changes in existing government regulations, government regulations relating to mining that may withhold the receipt of required permits, as well as currency fluctuations and local inflation.  In April 2008 the Director General of Permits at MinAmb denied the issuance of the Permit and subsequently denied the Company’s appeal. The Company filed an appeal to the Minister of MinAmb in June 2008 and no decision has been received to date which demonstrates the significant risks that the Las Cristinas Project faces. The Company, nonetheless, has made specific decisions to continue to meet its obligations under the Mine Operating Contract and has received confirmation from the CVG in March 2009 that the Mine Operating Contract remains in full force and effect, which provides the Company with continued control over the Las Cristinas Project.

b) Basis of presentation and going concern

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company’s ability to continue as a going concern, which is at least, but is not limited to, twelve months from the balance sheet date.

As at March 31, 2010, the Company had negative working capital of $297, including cash of $4,263. Management estimates that these funds, in addition to the proceeds from the equipment held for sale (Note 6), will be sufficient to meet the Company’s obligations and budgeted expenditures through the second quarter of 2010, but will not, without further measures, be sufficient to cover the Company’s obligations falling due in July 2010. This uncertainty raises substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.

5

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

1.	Nature of operations and going concern (continued)

The Company believes it has a number of financing and funding options which could generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

	a)	introduction of joint venture partners;
	b)	sale of equity and/or debt securities;
	c)	additional sales of equipment; and
	d)	negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly, interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms that are acceptable to the Company. Accordingly, these interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	Significant accounting policies

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2009 and for the year then ended.

3.	Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces the former guidance on business combinations. Section 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non- controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

6

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

4.	Discontinued operations

On October 1, 2008, the Revemin mill and related assets located in El Callao, Venezuela reverted by contract to the State of Venezuela as a result of the expiry of the operating agreement relating to the mill.  At the same time the Company ceased all mining operations at the Tomi and La Victoria mines which supplied ore to this mill. In 2009, the Company transferred to the State of Venezuela all of the Tomi and La Victoria mining concessions which did not form part of the mill contract.

The results of operations at El Callao have been treated as discontinued operations as the Company has no intention of mining the concessions in this location.  Assets and liabilities on the consolidated balance sheets include the following amounts for discontinued operations.

	March 31	December 31
	2010	2009
Current assets
Accounts receivable and other assets	$924	$1,129

Current liabilities
Accounts payable and accrued liabilities	$1,003	$1,043
Asset retirement obligations	2,217	2,217
	$3,220	$3,260

5.	Property, plant and equipment

	March 31, 2010
		Accumulated	Net book
	Cost	Write down	value
Mining equipment	$39,203	$-	$39,203
Mineral properties	300,679	300,679	-

	$339,882	$300,679	$39,203

	December 31, 2009
			Net book
	Cost	Write down	value
Mining equipment	$39,203	$-	$39,203
Mineral properties	297,069	297,069	-

	$336,272	$297,069	$39,203

7

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

5.	Property, plant and equipment (continued)

As at December 31, 2009, the Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs", AcG11 "Enterprises in the Development Stage" and CICA Handbook Section 3063, “Impairment of Long-Lived Assets” and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a write down of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1.  The Company determined that, among other things, the current uncertainty regarding the Permit had a significant impact on management’s ability to estimate the future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write down of $297,069 as at December 31, 2009 relating to all mineral property costs, including the deferred exploration and development expenditures, except the carrying value of the remaining mining equipment of $39,203.

The Company conducted a similar impairment assessment as at March 31, 2010 and for similar reasons to those indicated above, the Company recorded a non-cash write down of $3,610 relating to all mineral property costs, including the deferred exploration and development expenditures, except the carrying value of the remaining mining equipment of $39,203.

The Company will be reporting under International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Under IFRS an entity is required to assess at each reporting date any indication that a previously recognized impairment loss no longer exists or has decreased. If there is an indication, the entity is required to estimate the recoverable amount and determine whether an impairment reversal is appropriate. The Company will carefully assess the alternative accounting policies available under IFRS and will consider a reversal of the write down based on the facts and circumstances at the time of adoption of IFRS.

The aggregate expenditures incurred on mineral properties, before write down, on the Las Cristinas Project by the Company as at March 31, 2010 are summarized as follows:

	Cash	Non-cash	Total
Exploration, development and related expenses	$219,234	$5,732	$224,966
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	37,803	37,803
Stock-based compensation	-	1,740	1,740

	$244,212	$56,467	$300,679

6.	Sale of equipment

During 2009, the Company sold generic mining equipment for net proceeds of $12,361 from which $4,688 was set aside and restricted to pay the scheduled January 15, 2010 interest obligation on the notes payable described in Note 8. A loss on disposal of $7,059 was recorded as at December 31, 2009.

The Company is in the process of selling the remaining generic mining equipment for estimated net realizable value of $3,180 (a write down of $1,236 was recorded as at December 31, 2009). The Company received an advance of $894 from the auctioneer who has been commissioned to sell most of this equipment. The Company issued to the auctioneer a demand promissory note for $894 bearing interest at Bank of America, Australia, Bank Bill Buying semi-annual rate per annum plus 4% which is secured by the underlying equipment. In April 2010, the Company sold equipment for net proceeds of $2,783 and repaid the promissory note and related interest charges. The Company is actively marketing the remaining generic mining equipment for estimated net realizable value of $397.

8

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

7.	Convertible loan

In March, 2010 the Company received a $2,500 convertible loan from a potential strategic investor. This convertible loan bears interest at 6% and is repayable on June 30, 2010 with an extension up to November 30, 2010 as determined by the lender. Subject to regulatory approval, the lender has the right exercisable for a period from May 31, 2010 to November 30, 2010 to cause the conversion of any amount of the unpaid balance of this loan into common shares of Crystallex at a price per common share equal to the greater of Cdn$0.20 and 95% of the 5 day volume-weighted-average trading price on the Toronto Stock Exchange of the common shares ending on the date of conversion.

The conversion feature of the loan was ascribed a fair value of $200 and recorded as contributed surplus, using the Black-Scholes pricing model. The residual liability component of the loan of $2,300 is accreted up to its face value using the effective interest method until May 31, 2010. Interest accretion of $86 was expensed during the three month period ended March 31, 2010 as a component of interest expense.

8.	Notes payable

In conjunction with a unit offering on December 23, 2004, the Company issued $100,000 of senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 23, 2011, for net proceeds of $75,015 after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash if there is a change in control in the Company where the acquirer’s debt rating is below the debt rating of the Company before or after the change in control, or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.  The Company may also redeem the Notes, in whole but not in part, for cash at its option if there is a change in the applicable Canadian withholding tax legislation. As described in Note 12, the Company successfully defended against an action brought by Noteholders relating to a project change in control.

The initial carrying value of the Notes was derived from a unit structure that contained both a Note and a share component.  As a result, the share component was determined based on the fair value of the common shares issued with the unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes.  The discounted fair value of the Notes, net of expenses, is accreted up to the face value of the Notes using the effective interest rate method over its seven-year term, with the resulting charge recorded to interest expense. Interest accretion of $1,065 (2009 - $944) on the Notes was expensed during the three month period ended March 31, 2010 as a component of interest expense.

9.	Share capital

	March 31	December 31
	2010	2009

Authorized
Unlimited common shares, without par value
Unlimited Class A preference shares, no par value
Unlimited Class B preference shares, no par value
Issued
294,817,719 common shares	$561,751	$561,751

9

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

9.	Share capital (continued)

Warrants

As at March 31, 2010, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Number of
Exercise Price	warrants
(thousands)
$0.29 (Cdn$0.30)	3,000(a)
$2.87 (Cdn$3.00)	16,445(b)
$4.25	12,250(c)

31,695

a)	These warrants expire on April 23, 2012.
b)	These warrants expire six months following the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.
c)	These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.

Stock options

Effective June 24, 2009, shareholders of the Company approved a fixed share option plan (the “New Plan”), which provides for the granting of a maximum 8,000,000 options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. Under the New Plan, the exercise price of each stock option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant.  Stock options have a life of up to ten years and may vest immediately, or over periods ranging from one year to three years.  In addition, the directors of the Company may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of stock options surrendered. As at March 31, 2010, 6,175,000 stock options were granted under the New Plan.

Prior to June 25, 2008, the Company had a rolling share option plan (the “Old Plan”), which provided for the granting of options to acquire common shares of the Company equal to 10% of the issued and outstanding common shares from time to time, and had characteristics similar to the New Plan. Effective June 24, 2008, the Company ceased to grant stock options under the Old Plan and no additional stock options are available for grant under the Old Plan.

As at March 31, 2010, options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding stock options			Exercisable stock options
		Weighted average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of stock options	life	price	exercisable	price
(Cdn$)	(thousands)	(years)	(Cdn$)	(thousands)	(Cdn$)

$0.24	6,175	7.19	0.24	6,175	0.24
$1.75 to $2.60	3,829	1.43	2.23	3,829	2.23
$2.65 to $3.57	2,760	4.12	3.13	2,760	3.13
$3.91 to $4.87	2,357	4.08	4.42	2,127	4.41

	15,121	4.69	1.92	14,891	1.88

10

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

9.	Share capital (continued)

A summary of the outstanding stock options as at March 31 and changes during each of three month periods then ended are as follows:

		Three months ended March 31
		2010		2009
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price	of options	price
	(thousands)	(Cdn$)	(thousands)	(Cdn$)
Balance, beginning of period	15,254	3.14	10,517	3.14
Expired or forfeited	(133)	3.67	(151)	3.82

Balance, end of period	15,121	1.92	10,366	3.13

Shareholder Rights Plan

On June 24, 2009, the shareholders of the Company approved the continuation of the Company’s shareholder rights plan (the “Rights Plan”) which was previously approved on October 30, 2006. The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company’s annual meeting in 2016 (the “Expiration Time”). The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any takeover bid for the Company and to provide the board of directors and shareholders with sufficient time to fully consider any unsolicited takeover bid. The Rights Plan also provides the board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid.

Pursuant to the Rights Plan, one right (a “Right”) is attached to each outstanding common share of the Company held by shareholders of record at the close of business on the record date. The Rights will separate from the common shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Company) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Rights Plan.

In order to constitute a Permitted Bid, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further period of ten business days.

11

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

10.	Supplemental disclosures with respect to cash flows

Cash paid during the three month periods ended March 31:

	2010	2009
For interest	$4,688	$4,688
For income taxes	$-	$-

Investment in property, plant and equipment for the three month periods ended March 31:
	2010	2009
Net book value of property, plant and equipment
January 1	$39,203	$343,652
Net book value of property, plant and equipment
March 31	39,203	347,997

Net increase in property, plant and equipment	-	(4,345)
Write down of property, plant and equipment	(3,610)	-
Capitalization of stock compensation	-	5
Future income taxes	526	494

Net decrease before working capital items	(3,084)	(3,846)
Changes in working capital related to
property, plant and equipment acquisitions	(163)	48

Cash investment in property, plant and equipment	$(3,247)	$(3,798)

11.	Segmented information

The Company has one operating segment, which is the development of mining properties with the Las Cristinas Project as its principal operation.

Property, plant and equipment all relate to the Las Cristinas Project and include long-lead time equipment required for its development, of which significant amounts are located temporarily in the United States and various other countries.

12.	Commitments and contingencies

Las Cristinas commitments

Under the terms of the Mine Operating Contract with the CVG, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas. Based on a study completed in November 2007, the Company estimates that approximately $300,000 of additional capital costs would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. These projected cost estimates will be updated if and when the Company receives the Permit to commence development of the project.

Action by Noteholders

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders as described in Note 8. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there has been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

12

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

12.	Commitments and contingencies (continued)

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.

On December 16, 2009, the Ontario Superior Court dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders appealed this decision which was heard in late April 2010.

The Company is awaiting the decision of the Court of Appeal for Ontario and intends to defend itself against the statement of claim.  Although Crystallex is of the opinion that the court’s decision should be upheld on appeal and that the statement of claim is without merit, there can be no assurance that the appeal and the defence against the statement of claim will be resolved in favour of the Company.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking an order for the Company to pay the trustee its costs of the Application which was heard by the Ontario Superior Court even if the award of this court is upheld on appeal by the Court of Appeal for Ontario. In addition, it demands that the Company reimburse the trustee for whatever costs the trustee is ordered to pay Crystallex arising out of the proceeding by the Ontario Superior Court and, again, even if the award of this court is upheld on appeal by the Court of Appeal for Ontario.

An unfavourable outcome in the Court of Appeal or in the action commenced May 11, 2010 may have a material adverse impact on the Company’s financial condition.

Proposed class action

The Company and certain officers and directors have been named as defendants in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit are described as investors who acquired the Company’s common stock during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”).  The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint.  The defendants filed a motion to dismiss on August 14, 2009.  The lead plaintiffs filed an opposition to the motion to dismiss on September 11, 2009 and the defendants filed a reply thereto on September 29, 2009. The defendants also informed the court of the December 16, 2009 decision of the Ontario Superior Court, which dismissed all of the Noteholders’ claims against Crystallex.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action.  However, because the action is in its preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

13

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

12.	Commitments and contingencies (continued)

Claim by an individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1.75 million.  The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability.  However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at March 31, 2010.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $980. The Company believes these claims are without merit and plans to vigorously defend against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these contingencies as at March 31, 2010.

13.	Related party transactions

During the three month period ended March 31, 2010, the Company paid head office rent of $25 (2009 - $30) to a subsidiary of a company that retains the Chairman of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services until December 31, 2009 with a renewable clause for an extension of three months.  The advisory fee includes a work fee, and a success fee which is only payable upon the fulfilment of certain conditions.  For the three month period ended March 31, 2010 the Company paid advisory work fees of $75 (2009: $nil), under the terms of this advisory agreement.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

14.	Risk management

Financial Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are as follows:

Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company’s credit risk is primarily attributable to cash that are held with major Canadian chartered banks.

The Company is exposed to the credit risk of Venezuelan banks which hold cash for the Company’s Venezuelan operations. The Company limits its exposure to this risk by maintaining minimal cash balances to fund the immediate needs of its Venezuelan subsidiaries.

The Company has additional credit risk relating to value added taxes receivable from the government of Venezuela.

14

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

14.	Risk management (continued)

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash earn interest at market rates.  Fluctuations in market rates of interest do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held. The interest on the Australian dollar denominated promissory note payable is variable with the Australian prime rate, based on the amount owing, fluctuations in the Australian prime rate would not have a significant impact on the Company’s results from operations.

Currency Risk

The Company has operations in Venezuela, where currently there is an exchange control regime, and is exposed to foreign exchange risk from the exchange rate of the Venezuelan BsF relative to the U.S. dollar.  In addition, some of the Company’s head office operations are transacted in Canadian dollars.

The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Foreign exchange risk is derived from monetary assets and liabilities denominated in Venezuelan BsF and Canadian dollars.

The following table provides a sensitivity analysis of the positive/(negative) impact on operations as a result of a hypothetical weakening or strengthening of the Venezuelan BsF and Canadian dollar relative to the U.S. dollar:

	March 31	December 31
	2010	2009
Venezuelan BsF net assets
15% increase in value	$231	$295
15% decrease in value	$(231)	$(295)

Canadian dollar net liabilities
15% increase in value	$8	$(64)
15% decrease in value	$(8)	$64

Liquidity Risk

The Company faces liquidity risk to the extent that it will be unable to settle liabilities as they come due.  In order to manage this risk, management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flow.  The maturities of the Company’s financial liabilities are as follows:

	1 Month	1 to 3	3 Months to	1 Year to
		Months	1 Year	5 Years

Current liabilities	$1,928	$778	$7,131	$-
Asset retirement obligations	-	-	-	2,217
Debt	-	-	-	100,000
Total	$1,928	$778	$7,131	$102,217

15

Crystallex International Corporation Notes to the Consolidated Financial Statements - Unaudited March 31, 2010 (US$ thousands, except as noted)

14.	Risk management (continued)

Fair value

At March 31, 2010, the Company’s financial instruments consisted of cash, accounts receivable, accounts payable and accrued liabilities, promissory note payable, convertible loan payable and long term notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash; fair values of these instruments approximate their carrying values. Accounts receivable, accounts payable and accrued liabilities, promissory note payable and convertible loan payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature.  The long term notes are classified as “held-to-maturity” and are measured at amortized cost. The fair value of the Notes ranges from $25,000 to $46,000 based on limited trading activity since October 2008.

15.	Capital management

The Company’s capital consists of cash, Notes payable and shareholders’ deficit. The Company’s objective when managing capital is to maintain adequate funds to safeguard its ability to continue as a going concern and pursue the development of or obtain a successful outcome from the Las Cristinas Project. In order to achieve this objective, the Company invests its capital in highly liquid, highly rated financial instruments. The Company manages its capital structure and makes adjustments to it, based on the level of funds available to the Company to manage its operations. In order to meet the Company’s objectives for managing capital the Company may issue new common shares, issue new debt or dispose of assets. There are no assurances that such sources of funding will be available on terms acceptable to the Company. There were no changes in the Company's approach to capital management during the three month period ended March 31, 2010. The Company is not subject to externally imposed capital requirements.

16

Document 2

Management’s Discussion and Analysis
For the Three Month Period Ended March 31, 2010

Management’s Discussion and Analysis

Table of Contents
Special Note Regarding Forward Looking Statements	1

Cautionary Note to U.S. Investors	1

General	2

Overview	2

Las Cristinas	2

Liquidity and Capital Resources	3

Financial Results	3

Legal Matters	3

Las Cristinas Permit	3

Appeal by Noteholders	4

Proposed Class Action	5

Claim by an Individual	6

Claims by Former Employees	6

Results of Operations	7

Discontinued Operations – El Callao	9

Cash	9

Cash Used in Operating Activities	10

Investing Activities	10

Financing Activities	10

Liquidity and Capital Resources	11

Contractual Obligations and Commitments	11

Off-Balance Sheet Arrangements	12

Related Party and Other Transactions	12

Critical Accounting Estimates and Uncertainties	12

Future Accounting Pronouncements	14

Outstanding Share Data	15

Disclosure Controls and Internal Control over Financial Reporting	15

Risk Factors	16

Risks Associated with Operating in Developing Countries	16

Risks Specific to Operations in Venezuela	16

Management’s Discussion and Analysis

General Risk Factors	19

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

General

This Management’s Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s unaudited interim consolidated financial statements and the related notes as at and for the three month period ended March 31, 2010.  This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2009.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

All monetary figures in this MD&A are expressed in U.S. dollars unless otherwise specified.

This MD&A was prepared on May 13, 2010 and the Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

Overview

Crystallex” is a Canadian-based company which has been granted the Mine Operating Contract (the “MOC”) to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Venezuela. Its common shares are traded on both the Toronto Stock Exchange (symbol: KRY) and the NYSE Amex Exchange (symbol: KRY).

Las Cristinas

•
The Company’s principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela.  The Company’s interest in the Las Cristinas concessions is derived from the MOC with the Corporacion Venezolana de Guayana (the “CVG”) which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.

•
The Company has not received a response from the Minister of Environment and Natural Resources (“MinAmb”) to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Authorization to Affect Natural resources (the “Permit”) for the Las Cristinas Project.

•
The Company remains compliant with the MOC in order to continue to pursue the Permit and the development of Las Cristinas and to protect the option of proceeding to international arbitration.  The Company retains control of the Las Cristinas property site. All community infrastructure projects as required under the MOC have been completed.

•
Despite continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, the Company recorded $3.6 million non-cash write down in the first quarter of 2010 (accumulated non-cash write down of $300.6 million) to the carrying value of the Company’s interest in Las Cristinas as required under Canadian GAAP based on certain potential impairment tests including, but not limited to, the permitting delays. Such non-cash impairment charge has been taken to comply with accounting requirements and is thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law.

•
The Company will consider its options under International Financial Reporting Standards, when adopted in 2011, to reverse the impairment charge and restore the carrying value of the Company’s interest in Las Cristinas to its original amount, if receipt of the Permit or other circumstances warrants a reversal of this impairment charge. Meanwhile the Company continues to pursue the Permit and the development of Las Cristinas with all appropriate measures, including continued compliance with its obligations under the MOC.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Liquidity and Capital Resources

▪	Cash and cash equivalents at March 31, 2010 were $4.3 million.
▪
The Company forecasts that it will have sufficient cash to fund its operations through the second quarter of 2010, but will not, without further measures, be sufficient to cover the Company’s obligations over the next twelve months (see “Liquidity and Capital Resources” section).

Financial Results

▪	Losses from continuing operations were $9.0 million ($(0.03) per share) and $4.8 million ($(0.02) per share) for the three month periods ended March 31, 2010 and 2009, respectively.
▪	Losses from discontinued operations at El Callao were $0.4 million and $0.4 million for the three month periods ended March 31, 2010 and 2009, respectively.
▪	Losses from operations were $9.4 million ($(0.03) per share) and $5.2 million ($(0.02) per share) for the three month periods ended March 31, 2010 and 2009, respectively.

Legal Matters

▪
On December 16, 2009, the Ontario Superior Court dismissed all of the claims by certain holders (the “Noteholders”) of the Company's 9.375% aggregate principal amount of $100 million notes (the “Notes”) against Crystallex and ordered the Noteholders to pay Crystallex costs. In detailed reasons the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders appealed this decision which was heard in late April 2010. The Company is awaiting the decision of the Court of Appeal for Ontario. On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking an order for the Company to pay the trustee its costs and to reimburse the trustee for the cost award if the December 16, 2009 decision of the court is upheld on appeal. The Company will defend against this claim which it believes is without merit.

▪
The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States District Court of the Southern District of New York. Crystallex believes that the complaint is without merit and will vigorously defend itself against this action. Crystallex has filed a motion to dismiss the class action complaint.

Las Cristinas Permit

On September 17, 2002, Crystallex entered into the non-assignable MOC with the CVG, acting under the authority of the Ministry of Energy and Mines of Venezuela, under which Crystallex was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 concessions including the processing of gold for its subsequent commercialization and sale.

In May 2007, the CVG was formally notified by MinAmb that all requirements had been fulfilled for the issuance of the Permit which is required to commence construction of the mine; however, the Permit was not issued.  In April, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas Project. In May 2008, the Company filed a challenge to this denial. This challenge was denied by the Director General on May 30, 2008 and the Company was advised by the Director General to appeal directly to the Minister of MinAmb.

On June 16, 2008, the Company filed an appeal (the “Appeal”) with the Minister of MinAmb.  The Company has not received a response to this Appeal. The Minister of MinAmb is obligated to issue a decision on this Appeal; however, if no decision is issued within 90 business days of submitting the Appeal (by October 30, 2008), Venezuelan law allows the Company to elect to deem the Appeal as being denied in order to avail itself of additional legal avenues in Venezuela. Although the deadline for the Minister’s response has passed, the Company has yet not invoked this right.

In August 2008, the Company, at the request of the Vice-Minister of MinAmb, filed a report that dealt with modifications to the project, which were accepted by the Vice-Minister. The Vice-Minister of MinAmb issued an

Crystallex International Corporation
Three Month Period Ended March 31, 2010

official letter which indicated that the modifications complied with government guidelines on environmental and social matters and were technically viable.  The letter further noted that the foregoing should be considered by the Minister of MinAmb in rendering her decision on the Permit.

The Company has continued to receive express and implicit confirmation of its rights and the acceptability of its performance from Venezuelan officials with whom it interacts. These confirmations have at times been contradicted by public statements made by senior government officials suggesting that the Company will either not obtain the Permit or will lose control of Las Cristinas. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the effectiveness of the MOC.

The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including preserving its rights to pursue legal avenues both inside and outside of Venezuela.  In November 2008, the Company delivered a letter to the Government of the Republic of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Treaty”).  Following delivery of the notification letter, the Treaty allows for a six month amicable period to settle disputes prior to submitting a dispute to arbitration.  This six month amicable period elapsed at the end of May 2009; accordingly, the Company now has the option of submitting its dispute to international arbitration under the terms of the Treaty.  The Company is presently in discussions regarding potential transactions and partnerships that, if successful, should facilitate the successful advancement of the Las Cristinas Project. In the absence of a successful transaction or a settlement with the Government of Venezuela, the Company is prepared to file for international arbitration.

The Company remains in full control of the Las Cristinas property and has not been advised by any Venezuelan authority of any changes to its rights under the MOC. Additionally, the Company has been advised that by remaining in full compliance with the MOC while it continues to seek a resolution on Las Cristinas the Company will preserve the option of maximizing stakeholder value through alternative transactions and partnerships without impairing its ability to avail itself of international arbitration in the alternative. Accordingly, the Company has determined that, to date, it is in the best interest of all stakeholders to remain compliant with the MOC and incur the consequent expenditures.

Reference is made to the write down of the carrying value of the Company’s interest in Las Cristinas and the related future income tax recovery under “Results of Operations”.

Appeal by Noteholders

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there has been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex costs. With regards to the reasonableness of the actions of the Crystallex Directors, Justice Newbould stated in his December 16, 2009 decision:

“In any event, I am satisfied that the directors of Crystallex have acted in good faith, that their actions and decision have been reasonable and made on an informed basis and, where appropriate, after taking professional advice…….Crystallex submits, and I accept, that the directors have balanced various risks at every stage. Over the course of the litigation, the landscape has shifted and the directors have been required to reassess the situation on numerous occasions. They have done so by informing themselves, obtaining appropriate advice, balancing the risks associated with courses of action and choosing from a spectrum of reasonable alternatives.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

The directors received legal advice on their duties to the Noteholders in light of requests made on behalf of the Noteholders. The directors considered the interests of both the Noteholders and the shareholders, including those shareholders who have invested in a new financing after the issuance of the Notes. The directors were advised and considered the fact that it (sic) could not let the threat of a Noteholder lawsuit influence their judgment about what was in the best interests of the corporation. All of this was appropriate and reasonable”.

The Noteholders appealed this decision which was heard in late April 2010. The Company is awaiting the decision of the Court of Appeal for Ontario and intends to defend itself against the statement of claim.  Although Crystallex is of the opinion that the court’s decision should be upheld on appeal and that the statement of claim is without merit, there can be no assurance that the appeal and the defence against the statement of claim will be resolved in favour of the Company.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking an order for the Company to pay the trustee its costs of the Application which was heard by the Ontario Superior Court even if the award of this court is upheld on appeal by the Court of Appeal for Ontario. In addition, it demands that the Company reimburse the trustee for whatever costs the trustee is ordered to pay Crystallex arising out of the proceeding by the Ontario Superior Court and, again, even if the award of this court is upheld on appeal by the Court of Appeal for Ontario.

An unfavourable outcome in the Court of Appeal or in the action commenced May 11, 2010 may have a material adverse impact on the Company’s financial condition.

Proposed Class Action

The Company and certain officers and directors have been named as defendants (the “defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York.  The plaintiffs in the lawsuit are described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the Proposed Class Period).  The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the United States Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint.  The defendants filed a motion to dismiss on August 14, 2009.  The lead plaintiffs filed an opposition to the motion to dismiss on September 11, 2009 and the defendants filed a reply thereto on September 29, 2009. The defendants also filed the December 16, 2009 decision of the Ontario Superior Court.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action.  However, because the action is in its preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Claim by an Individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1.75 million.  The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability.  However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at March 31, 2010.

Claims by Former Employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $1 million. The Company believes these claims are without merit and plans to vigorously defend against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these contingencies as at March 31, 2010.

Summary of Quarterly Results (Unaudited)
$,000 except per share	2010	2009
	Q1	Q4	Q3	Q2
Loss income from continuing operations	(8,974)	(281,286)	(19,741)	(6,063)
Loss from discontinued operations	(423)	(537)	(377)	(687)
Net loss	(9,397)	(281,823)	(20,118)	(6,750)
Write down of Las Cristinas	(3,610)	(297,069)	-	-
Future income tax recovery	486	17,459	-	-
Unrealized gain (loss) on translation of future income taxes included in loss from continuing operations	40	1,659	(3,298)	679
(Loss) gain on write down of equipment sold and held for sale included in loss from continuing operations	-	1,968	(10,263)	-
Loss per share from continuing operations – Basic and diluted	(0.03)	(0.95)	(0.07)	(0.02)
Loss per share – Basic and diluted	(0.03)	(0.96)	(0.07)	(0.02)

Crystallex International Corporation
Three Month Period Ended March 31, 2010

$,000 except per share	2009	2008
	Q1	Q4	Q3	Q2
(Loss) income from continuing operations	(4,834)	3,457	(1,613)	(10,210)
(Loss) income from discontinued operations	(374)	(407)	(5,960)	215
Net (loss) income	(5,208)	3,050	(7,573)	(9,995)
Unrealized (loss) gain on translation of future income taxes included in (loss) income from continuing operations	2,209	4,212	6,504	(3,769)
Loss per share from continuing operations – Basic and diluted	(0.02)	(0.01)	(0.01)	(0.03)
Loss per share – Basic and diluted	(0.02)	(0.01)	(0.03)	(0.03)

•
The quarterly results of operations reflect a general decline in losses after adjusting for the write down on Las Cristinas, the loss/gain on write down on equipment and unrealized gain/loss on translation of future income tax liability.

•
The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur minor expenditures for maintaining an office at El Callao to oversee the closure plans for past mining activities.  The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently evaluating its reclamation obligations. The Company incurs expenses related to maintaining a small team to oversee the transfer of concessions and remediation of previous mining activities.

Results of Operations

Continuing operations

The Company recorded losses from continuing operations of $9.0 million ($(0.03) per share) for the first quarter of 2010 compared to a loss of $4.8 million ($(0.02) per share) for the first quarter of 2009. The increased loss of $4.2 million in the first quarter of 2010 is mainly due to the write down of Las Cristinas of $3.6 million, a decrease in foreign exchange gains of $1.8 million, and an increase of $0.3 million in interest expense, offset by a decrease of $1.1 million in litigation costs, a future income tax recovery of $0.5 million and a reduction of $0.1 million in general and administrative expenses.

General and administrative expenses

General and administrative expenses decreased 4% from $2.3 million in the first quarter of 2009 to $2.2 million in the first quarter of 2010. This decline reflects continued reductions of expenditures as a result of reduced permitting related activities such as legal and advisory costs, salaries and benefits, travel and other administrative expenses.

Litigation expenses

Litigation costs were $0.1 million in the first quarter of 2010 compared to $1.2 million in the first quarter of 2009. These costs were incurred mainly due to the Noteholders’ action which commenced in December 2008. The the

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Company will incur further litigation costs relating to the appeal by the Noteholders which was heard in late April 2010.

Interest on notes payable

Interest expense on the Notes was $3.4 million in the first quarter of 2010 and $3.3 million in the first quarter of 2009. These expense amounts include interest payable of $2.3 million on the Notes which bear interest at 9.375% per annum, payable semi-annually in January and July. Interest expense on the Notes also includes non-cash interest accretion of $1.0 million in the first quarter of 2010 and $0.9 million in the first quarter of 2009 as the notes payable originally contained both debt and equity components. Interest expense in the first quarter of 2010 also included non cash interest accretion of $0.1 million (2009 nil).

Interest on promissory note and convertible loan

Interest expense on promissory notes and convertible loans was $0.1 million in the first quarter of 2010, and consisted primarily of non-cash interest accretion on the convertible loan.

Foreign currency exchange gain

The Company recorded a foreign currency exchange loss of $0.02 million in the first quarter of 2010 compared to a foreign currency gain of $1.9 million in the first quarter of 2009.

The foreign currency exchange loss includes an unrealized foreign currency translation gain of $0.1 million in the first quarter of 2010 compared to an unrealized gain of $2.2 million in the first quarter of 2009 as a result of translation of future income tax liabilities in the Venezuelan Branch. The components of the Company’s future income tax balance include a future income tax estimate of 34% of the carrying value of costs incurred for the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch.  It may be determined that the parent entity will be unable to utilize in Canada the benefits derived from any foreign tax credits generated in Venezuela as a result of the possible reduced Venezuelan tax base of the Las Cristinas asset. These foreign currency translation gains result from the translation into U.S. dollars at the end of each reporting period of the Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas asset. A strengthening of the BsF/USD at the parallel rate in one period relative to the previous period results in an unrealized foreign currency translation loss and vice versa.

Write down of the carrying value of Las Cristinas and future income tax recovery

The Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs", AcG 11 "Enterprises in the Development Stage" and CICA Handbook Section 3063, “Impairment of Long-Lived Assets” and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a write down of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1 to the financial statements.  The Company determined that, among other things, the current uncertainty regarding the Permit had a significant impact on management’s ability to estimate the future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write down of $297 million as at December 31, 2009 and $3.6 million as at March 31, 2010, relating to all mineral property costs, including the deferred exploration and development expenditures, except the carrying value of the remaining mining equipment of $39,203. This write down of the Las Cristinas Project is based on accounting principles only, and thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments), and in particular in the context of any actions or claims that Crystallex may exercise pursuant to its rights under those legal systems.  The accumulated non-cash write down of $300.6 million resulted in the reversal of future income tax liabilities of $17.5 million and $0.5 million as at December 31, 2009 and March 31, 2010, respectively, relating to temporary differences between book and tax values previously recorded.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

The Company continues to pursue the issuance of the Permit in addition to exploring a variety of ways in which to enhance value for all stakeholders of the Company.

The aggregate expenditures incurred on mineral properties, before write down, on the Las Cristinas Project by the Company to March 31, 2010 are summarized as follows:

($,000)	Cash	Non-cash	Total
Exploration, development and related expenses	$219,234	$5,732	$224,966
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	37,803	37,803
Stock-based compensation	-	1,740	1,740

	$244,212	$56,467	$300,679

Discontinued Operations – El Callao

At the end of September 2008, the Company ceased mining operations at El Callao due to the transfer of the Revemin Mill to the State of Venezuela on October 1, 2008.

The Company maintains a small team at El Callao to oversee the transfer of concessions back to the State and remediation of previous mining activities. The loss from operations of $0.4 million in the first quarter of 2010 was the result of salaries, security, insurance and surface taxes.

The Company has $0.9 million of accounts receivable and other assets the majority of which consists of value added taxes (“VAT”) refundable from the Venezuelan tax authorities. The Company is awaiting the results of the government assessment of this VAT refund claim.

The Company is in the process of completing reclamation studies for the Revemin mill and the Tomi and La Victoria mines. The Company has recorded an estimated liability for asset retirement obligations of $2.2 million relating to past milling and mining at these sites. The Company expects to commence reclamation when the studies have been completed and are approved by the State. An estimated start date is currently unknown.

Cash used in these discontinued operations was $0.3 million in the first quarter of 2010 and $0.2 million in the first quarter of 2009.

Cash

On March 31, 2010, the Company had cash of $4.3 million compared to $6.9 million on December 31, 2009. The change in the cash balance during the three month period ended March 31, 2010 is reconciled as follows ($ millions):

Cash, December 31, 2009	$6.9

Cash used in operating activities	(6.3)
Capital expenditures – Las Cristinas	(3.2)
Decrease in restricted cash to pay January 15, 2010
semi-annual interest on Notes payable	4.7
Proceeds from issuance of convertible loan	2.5
Cash used in discontinued operations	(0.3)
(2.6)

Cash, March 31, 2010	$4.3

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Cash Used in Operating Activities

Cash used in operating activities from continuing operations was reduced by 30% in the first quarter of 2010 from $9.0 million in the first quarter of 2009 to $6.3 million in the first quarter of 2010.

Cash used in the first quarter of 2010 was largely attributable to corporate general and administrative expenses of $2.2 million, litigation expenses of $0.1 million, cash interest payments of $4.7 million, offset by an increase in working capital of $0.7 million.

The cash used in the first quarter of 2009 was largely attributable to corporate general and administrative expenses of $2.3 million, litigation expenses of $1.2 million, cash interest payments of $4.7 million, and working capital requirements of $0.8 million.

Investing Activities

Cash used for capital expenditures for the Las Cristinas Project was $ 3.2 million in the first quarter of 2010, compared to $3.8 million in the first quarter of 2009.

The majority of the expenditures in both quarters  represent ongoing costs for administering, securing and maintaining control over the Las Cristinas camp, storage costs for long lead time equipment stored outside of Venezuela, and in the first quarter of 2009, construction activities related to the medical facility and sewage treatment plant as required under the MOC.

The Company has determined that it is in the best interest of all stakeholders to continue to incur the expenditures necessary to maintain control and ongoing obligations of running the Las Cristinas Project in order to remain compliant with the MOC until the earlier of a satisfactory resolution of the Las Cristinas permitting or until the Company has commenced international arbitration proceedings pursuant to the Treaty. The Company has been advised that non-compliance with the terms of the MOC may limit the Company’s options for a settlement of the dispute.

Subsequent to the recent sale of some mobile equipment, the Company has in storage mining and milling equipment, purchased originally in 2004 and 2005 at a cost of approximately $39 million.  This equipment is stored outside of Venezuela.  The equipment is regularly inspected and maintained while in storage.  All of the equipment worldwide is insured under a marine insurance policy.

Financing Activities

In January 2010, the Company used its restricted cash balance of $4.7 million dollars to pay its semi-annual interest liability of $4.7 million which fell due on January 15, 2010.

In March, 2010 the Company received a $2.5 million convertible loan from a potential strategic investor. This convertible loan bears interest at 6% and is repayable on June 30, 2010 with an extension up to November 30, 2010 as determined by the lender. Subject to regulatory approval, the lender has the right exercisable for a period from May 31, 2010 to November 30, 2010 to cause the conversion of any amount of the unpaid balance of this loan into common shares of Crystallex at a price per common share equal to the greater of Cdn$0.20 and 95% of the 5 day volume-weighted-average trading price on the Toronto Stock Exchange of the common shares ending on the date of conversion.

The conversion feature of the loan was ascribed a fair value of $0.2 million and recorded as contributed surplus, using the Black-Scholes pricing model. The residual liability component of the loan of $2.3 million is accreted up to its face value using the effective interest method until May 31, 2010. Interest accretion of $86 thousand was expensed during the three month period ended March 31, 2010 as a component of interest expense.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Liquidity and Capital Resources

On March 31, 2010, the Company had cash of $4.3 million.

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas Project is operating at planned full capacity of 20,000 tonnes per day.

In April 2010, the Company sold equipment for net proceeds of $2.8 million and repaid the promissory note and related interest charges.

If and when the Company is in a position to commence development activities at Las Cristinas, it will determine its overall funding requirements to cover the period through to commercial production at Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company will consider various financing alternatives, including project finance debt and other capital and equity market opportunities. There can be no assurances that such financing will be available, or if available, on acceptable terms.

The Company continues with cost cutting measures instituted since December 2007; however it is still faced with significant legal and advisory costs relating to the Noteholders’ actions, the proposed class action lawsuit in the United States and preparations for international arbitration, if deemed necessary. Although expenditures in Venezuela have been reduced, the Company continues to remain in compliance with the MOC in order to preserve all of its options, including international arbitration.

Management estimates that available funds will be sufficient to meet the Company's obligations and budgeted expenditures through the second quarter of 2010. The Company believes it has a number of financing  and funding options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

(a)	introduction of joint venture partners;
(b)	sale of equity securities;
(c)	additional sales of mining equipment held in storage; and
(d)	negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at March 31, 2010, are tabled below:
Millions	Less than 1 month	1 - 3 months	3 months to 1 Year	1 year to 5 Years	Total
Notes payable	$-	$-	$-	$100.0	$100.0
Interest on notes payable	-	-	9.4	8.8	18.2
Asset retirement obligations at El Callao		-	-	2.2	2.2

Total contractual obligations	$-	$-	$9.4	$111.0	$120.4

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas.  Based on a revised estimate from a 43-101 Technical Report, completed in November 2007, a further $300 million (exclusive of VAT) would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. As some equipment has since been sold, the 2007 estimate will need to be revised to include new equipment purchases and to account for general inflation. These projected cost estimates will be updated if and when the Company receives the Permit to commence development of the project.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

During the three month period ended March 31, 2010, the Company paid head office rent of $25 thousand (2009 - $30 thousand) to a subsidiary of a company that retains the Chairman of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services until December 31, 2009 with a renewable clause for an extension of three months.  The advisory fee includes a work fee, and a success fee which is only payable upon the fulfillment of certain conditions.  For the three month period ended March 31, 2010 the Company paid advisory work fees of $75 thousand (2009: $nil), under the terms of this advisory agreement.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

The critical accounting estimates and uncertainties are as follows:

Going concern

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company’s ability to continue as a going concern, which is at least, but is not limited to, twelve months from the balance sheet date.

As at March 31, 2010, the Company had negative working capital of $0.3 million, including cash and cash equivalents of $4.3 million. Management estimates that these funds, in addition to the $2.7 million proceeds from the equipment sold in April 2010, will be sufficient to meet the Company’s obligations and budgeted expenditures through the second quarter of 2010, but will not, without further measures, be sufficient to cover the Company’s obligations over the next twelve months. This uncertainty raises substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.

The Company believes it has a number of financing and funding  options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

(a)	introduction of joint venture partners;

Crystallex International Corporation
Three Month Period Ended March 31, 2010

(b)	sale of equity securities;
(c)	further expenditure reductions;
(d)	negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms that are acceptable to the Company. Accordingly, these consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern in the normal course of operations. These adjustments could be material.

Assessment of impairment of Las Cristinas mineral property

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable.  This evaluation requires the comparison of the undiscounted future net cash flows derived from these assets with the carrying value of the assets. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs.  When the carrying value of an asset exceeds its undiscounted cash flows, the asset is written down to its fair value, which is measured using its discounted future cash flows.

In addition to reserves and factors that influence reserves (including gold price, operating costs, recovery rates) management reviews other aspects of the Las Cristinas Project for indicators of impairment when preparing financial statements. The Company considered the circumstances of the denial of the Permit by the Director General of the Administrative Office of Permits of MinAmb and has appealed (the “Appeal”) the denial to the Minister of MinAmb. No decision has been made yet to deny the Company’s Appeal. Furthermore, despite media reports of possible nationalization of mining assets, the Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC. The Company has received confirmation from the CVG in March 2009 that the MOC is in full force and effect and the Company has been advised that its legal rights under the MOC to develop Las Cristinas are still intact.

The Company has recorded a non-cash write down of the carrying value as required by Canadian GAAP, and will avail itself of the permitted ability under IFRS to reverse such an impairment charge if circumstances, such as Permit receipt, warrant in the future.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its discontinued El Callao operations.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.

Income taxes

In determining both the current and future components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Financial instruments and fair values

At March 31, 2010, the Company’s financial instruments consisted of cash, accounts receivable, accounts payable and accrued liabilities, promissory note payable, convertible loan payable and long term notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash; fair values of these instruments approximate their carrying values. Accounts receivable, accounts payable and accrued liabilities, promissory note payable and convertible loan payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature.  The long term notes are classified as “held-to-maturity” and are measured at amortized cost. The fair value of the Notes ranges from $25 million to $46 million based on limited trading activity since October 2008.

Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions.  The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

Future Accounting Pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces the former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

International financial reporting standards

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace current Canadian GAAP for publicly accountable companies. The official change over date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS will be required for the Company’s interim and annual consolidated financial statements for the fiscal three month period beginning on January 1, 2011.

The Company has implemented a plan to comply with the new standards and its future reporting requirements based on its current operations. The conversion plan is comprised of three phases: diagnostic assessment phase; analysis, quantification and evaluation phase; and implementation and review phase.

• Diagnostic assessment phase – A preliminary diagnostic review was completed internally which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.

The areas with the highest potential impact were identified to include: the basis of consolidation, related party transactions, impairment of assets, share-based payments, exploration and evaluation of mineral properties, property, plant and equipment, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

• Analysis, quantification and evaluation phase – In this phase, each area identified from the diagnostic assessment phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of

Crystallex International Corporation
Three Month Period Ended March 31, 2010

policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.  The Company plans to present accounting policy options together with the financial statement impact to the Audit Committee and Board of Directors during the third quarter of the current fiscal year.

• Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS compliant financial statements and audit committee approval of IFRS financial statements.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

The International Accounting Standards Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

While the Company has identified those areas that may have an impact on its financial statements on transition to IFRS and in future periods, it has not as yet determined the full impact of the transition as adjustments required are dependent on accounting policy options approved by the Audit Committee of the Board of Directors.  The Company plans to disclose its policy choices and IFRS 1 policy exemptions once they have been approved.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at March 31 2010, are tabled below:

Common Shares Issued	294,817,719
Common Share Options	15,121,268
Warrants	31,695,000
Fully Diluted Common Shares	341,633,987

Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls

Management is responsible for the information disclosed in this management’s discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. For the three months ended March 31, 2010, the Chief Executive Officer and Chief Financial Officer of the Company certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the

Crystallex International Corporation
Three Month Period Ended March 31, 2010

reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control

There has been no change to the Company’s system of internal controls during the three months ended March 31, 2010, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2009 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and economic instability

The Company’s mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas, as well as the economic instability and confusion emanating from a dual exchange rate, and third or market rate, known as the parallel rate, all of which are materially different. In addition, changes or uncertainty in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Crystallex International Corporation
Three Month Period Ended March 31, 2010

Environmental permit still required

Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which, if issued, will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas Project is the Company’s only project, the continued delay in receipt of the Permit would have a material adverse effect on the future of the Company’s business, and may result in the need for additional financing.  Neither the outcome of Crystallex’s appeal to the Minister of MinAmb nor when, or if, the Permit will be granted can be ascertained with any certainty.

Exchange controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The two official exchange rates, originally fixed at approximately 1.6 BsF/USD, have since been adjusted twice upwards and presently stand fixed at 4.3 BsF/USD or 2.6BsF/USD for essential goods (including certain foods and medicines). It is likely that exchange controls will continue and, if they do, they will adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.

Lack of ownership rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mine Operating Contract” in the AIF.  The MOC is an operating agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company.  Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the MOC.

The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the MOC.  In addition, the CVG is party to an agreement dated May 16, 2002 with the Ministry of Energy and Mines (“MIBAM”).  As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the MOC. Furthermore, any failure by the CVG to assert its rights under its agreement with MIBAM could have a material adverse effect on the Company’s rights under the MOC. To date, no assertions of contractual breaches by the Company have been received.

Lack of copper rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the MOC, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas Project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Company does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Company has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the

Crystallex International Corporation
Three Month Period Ended March 31, 2010

MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the MOC to negotiate the exploitation of the copper with the Company; and

(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company’s right under the MOC to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there is a risk as to whether the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or whether the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Amendments to mining laws

The Company’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela, or public announcements of possible changes.  At any time, a number of draft mining laws may be proposed.  It is not possible to predict when or if a draft mining bill or any specific announcement will be enacted into law or what the final provisions of such law will be, if enacted.  It is possible that the Government of Venezuela will issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela.  Any changes to or announcement of changes to current Venezuelan mining law may adversely affect the Company’s ability to develop and operate the Company’s Venezuelan properties.

Arbitration proceedings

The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the 2009 AIF, available electronically at www.sedar.com and www.sec.gov.

On November 28, 2008, the Company delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Treaty.  It is the Company’s desire to settle the dispute amicably, however, with the expiration of the six month amicable period, which commenced with the delivery of the notification letter on November 28, 2008, the Company now has the option of submitting the dispute to international arbitration. The dispute has arisen out of various measures of Venezuela including, but not limited to, MinAmb's decision dated April 14, 2008 to deny the Permit and Venezuela's subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC.

Unauthorized miners

The Company’s operations may also be affected by the presence of unauthorized miners which are not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive to authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, the success of these strategies is not assured, and there is a risk that the Company’s operations may be adversely affected by the presence of unauthorized miners.

Imataca forest reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential

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Three Month Period Ended March 31, 2010

Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree1850 which was issued in May 1997.

Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas Project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Additional funding requirements

Under the terms of the MOC, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operating Contract.  In order to carry out the Las Cristinas Project, the Company will need to raise substantial additional financing.

The Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders the ability to meet several usual project finance requirements as well as compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Corporation. In this context the Company notes that it has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles.

The fundamentals for gold are expected to remain positive in the current three month period and despite the financial market turmoil and volatility, equity issues of gold companies have been favourable under the right conditions. However, some producers have met resistance in the financing markets as credit is more restrictive and expensive and some equity financings were completed at levels which have resulted in significant dilution, and the market for project financing has become more challenging due to the credit crisis.

Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the current Permit denial and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms or at all as a consequence of the Government’s conduct. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and could also result in the Company defaulting in the performance of its obligations under the Mine Operating Contract and on its debt repayments.

Current global financial condition

Current financial conditions globally have been subject to increased volatility and numerous financial institutions have either filed for bankruptcy or insolvency protection or have been rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain loans, financing and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these

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increased levels of volatility and market turmoil continue, the Company’s operations, financial conditions, results of operations and share price could be adversely impacted.

Mineral properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the MOC does not transfer any property ownership rights to the Company.

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. Management understands that this review was completed by the end of 2005; however, management is not aware of any further steps undertaken to change the mining title regime as described above.  Any such changes could, if enacted, affect the Company’s interest in Las Cristinas.  It is also possible that the Government could issue further decrees or otherwise attempt to modify existing mining rights.

Environmental regulation and liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.

In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.

In accordance with applicable laws, the Company has provided financial assurances by posting a Compliance Guarantee Bond for Las Cristinas to cover the cost of reclamation activities. However, it is possible that the Company may incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially

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more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Reserve and resource estimates

The Company’s reported mineral reserves and resources are estimates only.  Notwithstanding the rigor with which such estimates have been prepared, there can be no assurance that they will be recovered at the rates estimated.  There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

Mineral exploration and exploitation

Mineral exploration and exploitation involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.

Uninsurable risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company.  The Company does not maintain insurance against environmental risks.

Dependence on one mining property

Future results for the Company depend largely on the Las Cristinas Project, which if the Permit is not granted may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas Project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.

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Production risks

The Company prepares estimates of future production for Las Cristinas.  Once Las Cristinas is in production, failure to meet these estimates could adversely affect the Company’s future profitability, cash flows and financial position.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production.  These factors also apply to the Company’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

Regulations and permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Company’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There is a risk that the Company will be not able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold price volatility

Although the Company expects that the market for gold will remain positive over the next year, the gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1999 to 2009, the gold price fluctuated between an annual average low of $279 per ounce and an annual average high of $972 per ounce. In 2009, the price of gold ranged from $ 810 per ounce to $1,209 per ounce and averaged $972 per ounce for the year.

The market price of the common shares of the Company can be significantly affected by changes in the gold price.  In addition, in the event of a significant fall in the gold price, the Company may be required to restate its mineral reserves and resources and write down its investment in Las Cristinas.  Any of these developments could negatively affect the Company’s financial position.  Accordingly, even if the Company produces gold at Las

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Three Month Period Ended March 31, 2010

Cristinas, there is a risk that the gold price will not be high enough to enable the Company to finance the project effectively or to sell the gold produced by it profitably.

Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollar. Fluctuations in exchange rate between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.

The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel.  The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.

Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the arrival or departure of key personnel;
•	the current global economic crisis;

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•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;
•	gold price volatility; and
•	outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Potential dilution

As at March 31, 2010, the Company had outstanding options to purchase 15,121,268 common shares of the Company and warrants to purchase 31,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Company’s then current shareholders would be further diluted.

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2009 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.

Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses, and possibly incur increased losses, unless and until the Permit is granted and the Las Cristinas mine is operating at full capacity.   The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study. There can be no assurance that the Company will become profitable in the near future.

Future hedging activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near-term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

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Three Month Period Ended March 31, 2010

No payment of cash dividends in the near future

Given that the Company is currently in the pre-development stage for its principal property, the Las Cristinas Project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions.  The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

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Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robert Fung, Chief Executive Officer of Crystallex International Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended March 31, 2010.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2010

/s/ Robert Fung

Chief Executive Officer

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Hemdat Sawh, Chief Financial Officer of Crystallex International Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended March 31, 2010.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2010

/s/ Hemdat Sawh

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 14, 2010	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer